December 5, 2007

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Room 4561

Washington, D.C.  20549

RE:	iMergent, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2007
Filed September 5, 2007
Definitive Proxy Statement on Schedule 14A
Filed October 24, 2007
File No. 001-32277
Letter dated November 29, 2007

Dear Mr. Kronforst:

We have received by letter dated November 29, 2007, comments from the staff of the Securities and Exchange Commission relating to iMergent, Inc.’s Form 10-K for the fiscal year ended June 30, 2007 filed on September 5, 2007 and Definitive Proxy Statement filed on October 24, 2007.  We will respond to these comments by December 31, 2007 with a cover letter that keys our responses to your comments.

You may contact me at (801) 431-4522 if you have any questions.

Sincerely,

Robert Lewis

Chief Financial Officer

iMergent, Inc.